SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, March 3, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of February 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 13.8%. Total seats increased 19.7% and the number of departures increased by 20.4%. GOL's total demand (RPK) increased by 17.0% and the load factor was 82.6%.
|	GOL’s domestic supply (ASK) increased 6.2% and demand (RPK) increased by 9.2%. GOL’s domestic load factor was 83.0%. The volume of departures increased by 17.0% and seats increased by 16.4%.
|	GOL’s international supply (ASK) was 321 million, the demand (RPK) was 252 million and international load factor was 78.5%.

February/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Feb/23	Feb/22	% Var.	2M23	2M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	16,413	13,634	20.4%	37,844	33,502	13.0%	206,292	142,325	44.9%
Seats (thousand)	2,864	2,392	19.7%	6,597	5,869	12.4%	35,949	24,973	44.0%
ASK (million)	3,230	2,838	13.8%	7,654	7,004	9.3%	41,413	28,630	44.6%
RPK (million)	2,667	2,279	17.0%	6,414	5,721	12.1%	33,311	23,428	42.2%
Load factor	82.6%	80.3%	2.2 p.p	83.8%	81.7%	2.1 p.p	80.4%	81.8%	-1.4 p.p
Pax on board (thousand)	2,291	1,878	22.0%	5,375	4,653	15.5%	28,083	19,902	41.1%
Domestic GOL
Departures	15,696	13,418	17.0%	35,952	32,998	9.0%	198,186	141,516	40.0%
Seats (thousand)	2,741	2,354	16.4%	6,273	5,782	8.5%	34,555	24,835	39.1%
ASK (million)	2,909	2,740	6.2%	6,821	6,775	0.7%	37,746	28,275	33.5%
RPK (million)	2,415	2,210	9.2%	5,765	5,550	3.9%	30,357	23,163	31.1%
Load factor	83.0%	80.7%	2.3 p.p	84.5%	81.9%	2.6 p.p	80.4%	81.9%	-1.5 p.p
Pax on board (thousand)	2,195	1,849	18.7%	5,128	4,587	11.8%	26,984	19,798	36.3%
International GOL
Departures	717	216	N.M	1,892	504	N.M	8,106	809	N.M
Seats (thousand)	123	37	N.M	324	87	N.M	1,394	138	N.M
ASK (million)	321	98	N.M	833	229	N.M	3,667	355	N.M
RPK (million)	252	69	N.M	649	171	N.M	2,954	265	N.M
Load factor	78.5%	70.7%	0.1 p.p	77.9%	74.5%	0.0 p.p	80.5%	74.8%	7.7 p.p
Pax on board (thousand)	97	28	N.M	248	66	N.M	1,099	104	N.M
On-time Departures	84.7%	95.6%	-10.9 p.p	83.7%	90.7%	-7.0 p.p	88.3%	93.1%	-4.8 p.p
Flight Completion	98.4%	99.7%	-1.3 p.p	98.1%	99.6%	-1.5 p.p	99.0%	99.0%	0.0 p.p
Cargo Ton (thousand)	6.4	4.9	30.2%	13.1	9.2	42.6%	75.4	44.8	68.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer